May 30, 2012

Board of Directors
CNH Global N.V.

Re:	Potential Transaction with Fiat Industrial S.p.A.

Gentlemen,

I am writing on behalf of Fiat Industrial S.p.A. (“FI”), to invite the board of directors of CNH Global N.V. (“CNH”) to explore the benefits of a potential strategic transaction between FI and CNH.

The existing shareholding structure of FI and its affiliates (the “FI Group”), including the two distinct equity securities for FI and CNH listed on separate markets, is the result of a series of transactions pursued long ago by Fiat Group.  The resulting corporate structure is cumbersome and value constraining in a number of respects.  This unwieldy structure requires the FI Group to cope with duplicative “home” jurisdictions and layers of governance which, among other things, unnecessarily complicate intra-group dealings.  More fundamentally, the minority shareholding in CNH represents such a small public float that it not only constrains the valuation of both CNH and FI, it also hinders the group’s ability to capitalize on strategic opportunities that arise from time to time, while inviting arbitrageurs to exploit market inefficiencies at the expense of shareholders in both companies.  These concerns were exacerbated by FI’s demerger from Fiat S.p.A. because of the higher proportion of FI represented by CNH.

FI’s board of directors believe the market demands a solution.

FI has for some time thought that these structural issues should be addressed once an appropriate and workable solution was identified.  As I have mentioned publicly over the past two months both at FI’s annual shareholders’ meeting and in the teleconference discussing FI’s first quarter results, following the completion of the simplification of FI’s share structure we began to receive proposals from investment banks suggesting ways to further simplify the ownership structure of the broader FI Group.  FI has been evaluating these proposals over the past few weeks, and has identified a preferred solution.  Now that a workable solution has been identified, I believe that FI and CNH can and should resolve these structural issues promptly.

In FI’s view an appropriate solution would: (i) simplify FI Group’s ownership structure to create a single class of liquid stock listed in New York with a secondary listing in Europe and (ii) build a true peer both in scale and in capital market appeal to the major North American-based global capital goods companies.  Such a solution would enhance the value of the FI Group to international investors and provide an attractive platform for future growth opportunities.  We expect this solution to benefit the shareholders of both companies.

Beyond the benefits inherent in removing the overhang of a single dominant shareholder, the combination of CNH with FI would have a number of industrial and operational benefits for CNH and its shareholders, including the ability to more effectively utilize the financial services and treasury operations of the broader group and achieve greater scale in key emerging markets as well as guaranteeing access to a stable supply of engine know-how and industrial capabilities by being fully aligned with FPT’s powertrain operations.

To this end, the FI board proposes a transaction between FI and CNH on the following terms:

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Transaction.  FI and CNH would combine into a new holding company organized in The Netherlands or adopt a similar structure (“Newco”) based on exchange ratios established at market and determined using the undisturbed market prices of the shares of each of FI and CNH for a short period prior to the announcement of the transaction.  For clarity, this period refers to the period in March/April 2012 when the matter was first raised publicly. Our intention is that neither set of shareholders would receive a premium, other than over time through the removal of the existing constraints on valuation.

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Loyalty Voting Structure.  As you know, the FI Group (and before the demerger, the Fiat Group) has benefited tremendously from the support of its core shareholders.  FI believes that it will be critical to the success of the combined group to foster the development and continued involvement of a core base of long-term shareholders in a manner that reinforces the group’s stability, while enhancing flexibility to pursue strategic opportunities.  Therefore, under FI’s proposal, the shareholders of both FI and CNH would receive ordinary shares of Newco which would be freely tradable following the mergers.  Shareholders that participate in the shareholders’ meetings of FI or CNH to consider the transaction and continue to hold their shares until closing, regardless of how they vote, could elect to have their ordinary shares registered in a special segment of Newco’s share register and be entitled to two votes per share.  Shareholders would be entitled to retain these double-vote shares indefinitely.  Any shares transferred subsequently would be placed in the regular segment of the share register and then be entitled to a single vote.  New shareholders with single-vote shares could thereafter “earn” a double vote through a loyalty mechanism, simply by holding the shares continuously for at least three years.  This high/low vote structure has been used by other European companies as a fair way to facilitate a stable shareholder base and reward long-term share ownership, while enhancing the group’s flexibility to pursue strategic opportunities.

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Closing Conditions. The closing of the mergers would be subject to limited closing conditions, including a cap of €250 million on the exercise of withdrawal rights by FI shareholders as well as any exercise of creditors’ rights.  The shareholder withdrawal rights are required by Italian law solely as a consequence of the redomiciliation from Italy to The Netherlands.  As you may know, we implemented a similar condition in FI’s recently completed share simplification and the condition successfully deterred opportunistic withdrawals.  In addition, the closing for each company would be conditioned on one another as well as any necessary regulatory approvals.

The FI board has expressed its support for a transaction with CNH that would rationalize the shareholding structure of the FI Group and permit shareholders of both companies to realize the benefits of the simplified structure on equal footing within the parameters outlined above.  Although the FI board has not resolved the specific final terms of a transaction, which would, of course, have to be approved by each of the FI board and the CNH board, it does not intend to consider other structures and specifically is not interested in making a cash offer for the CNH minority shares.

I expect that the CNH independent directors will wish to form a committee composed of its independent directors and the committee and its advisors will have significant work to do to evaluate the proposed transaction.  The FI board, however, believes that it is important that we complete a transaction by the end of 2012.  Given the significant work that will be required to meet that goal, I trust that any committee and its advisors would be able to evaluate the proposed transaction promptly so that we are able to reach a definitive agreement within the next several weeks.  FI’s advisors and management are available to you at any time to assist in due diligence and any other aspects of this proposal.

The transaction described above will require the approval of the shareholders of each of FI and CNH.  The CNH minority shareholders will not have a separate vote on the transaction and FI intends to vote all of its shareholdings in CNH in favour of the proposed transaction.  Accordingly, in our view it is both essential and in FI’s and CNH’s mutual best interests that we protect the independence of the CNH board decision-making process and the integrity of action taken to resolve on a merger proposal presented to a vote of CNH shareholders.  Therefore, the CNH board members who have served on the FI board or in management would not participate in the CNH board deliberation on these issues.

I would be happy to organize a telephone conference call with the CNH board to answer any questions you may have on the proposal. I also encourage the independent members of the CNH board to consult with one another and, as they feel appropriate, external advisors of their choosing.

This letter triggers an obligation for FI to report its plans for CNH pursuant to U.S. securities laws and a statement will then also be required under Italian law.  Accordingly, FI intends to lodge an announcement with Consob prior to the open of business in Italy on Wednesday, May 30, 2012 and file an amended Schedule 13D including this letter that morning U.S. time.  I assume CNH will also publicly announce the receipt of this proposal and I would appreciate being apprised as to the timing and content of any announcement so that any market communications by FI Group are up to date.

I look forward to hearing from you.

Very truly yours,

/s/	Sergio Marchionne
Chairman